UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 3330029520-8 Publicly-Held Company	Telemar Participações S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3330016601-7 Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”) and Telemar Participações S.A. (“Telemar Participações”), in compliance with article 157, paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, inform their shareholders and the market in general that, in response to the formal consultation that Oi submitted to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (“CVM”) to confirm the most appropriate accounting treatment for the step-up in basis of assets arising from Brasil Telecom S.A.’s acquisition of control of Telemar Norte Leste S.A. as part of the corporate reorganization that was approved on February 27, 2012 (“Corporate Reorganization”), as reflected in Oi’s individual and consolidated financial statements as of and for the year ended December 31, 2012 previously filed with the CVM, Oi was informed by CVM, in a letter received on this date, that on April 24, 2013, the Board of Directors of CVM unanimously decided to accept Oi’s position that the reversal of the step-up in basis recorded by Oi (in the total amount of R$12,849 million as of December 31, 2012), and the recognition of such amount in Telemar Participações’ financial statements, is the most appropriate accounting treatment for such event.

Subject to the conclusion of the necessary accounting and auditing work, Oi anticipates that the reversal of the step-up in basis will reduce Oi’s the depreciation, amortization and write-off of property, plant and equipment expenses by R$1,436 million for the fiscal year ended December 31, 2012, causing an increase in adjusted net income for such year of R$948 million.

The table below shows the principal impacts on Oi’s accounting records as a result of these adjustments.

	As of and for the year ended December 31, 2012
	Reported Balance	Reversal of Step-Up in Basis and Deferred Taxes and Social Contribution	Reclassification of Other Deferred Taxes and Social Contribution	Adjusted Balance
	(in millions of reais)
Assets
Current	21,145	—	—	21,145
Noncurrent	56,647	(12,849)	4,135	47,933

Total	77,792	(12,849)	4,135	69,078

Liabilities
Current	17,067	—	—	17,067
Noncurrent	40,898	(4,369)	4,135	40,664
Shareholders’ Equity	19,827	(8,480)	—	11,347

Total	77,792	(12,849)	4,135	69,078

Net Income	837	948	—	1,785

Oi will file with the CVM a restatement of its financial statements as of and for the year ended December 31, 2012, as well as its quarterly financial statements.

Rio de Janeiro, April 25, 2013.

Alex Waldemar Zornig Investor Relations Officer Oi S.A.	Pedro Jereissati Investor Relations Officer Telemar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer